EXHIBIT 4.15
                         SECOND SUPPLEMENT AND AMENDMENT
                                       TO
                       SALTWATER JOINT MARKETING AGREEMENT
                            AND ADDITIONAL AGREEMENTS



         This Second Supplement and Amendment to Saltwater Joint Marketing Agreement (this "Second Supplement") dated as of January 16, 1997 is entered into by and between Brunswick Corporation, a Delaware corporation ("Brunswick"), and Mako Marine International, Inc., a Florida corporation (the "Company").

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

         1. General. Brunswick and the Company have entered into that certain Saltwater Joint Marketing Agreement dated as of November 21, 1994 (as supplemented and amended to date, the "Saltwater Agreement"). Subsequent to the date of the Saltwater Agreement, the Company has become an 80% owned subsidiary of Tracker Marine, L.P. Tracker Marine, L.P. is also a customer of Brunswick and a company in which Brunswick owns an interest. This Supplement further supplements, amends and modifies the Saltwater Agreement and certain other agreements between the parties, in each case to the extent set forth herein, but is not part of any program offered thereby, and sets forth additional agreements between Brunswick and the Company. The parties agree that this Supplement does not constitute an amendment to the terms of the Secured Note dated November 21, 1994, in the original principal amount of $825,000 (the "Note"), except for the maturity date thereof as set forth in Section 2 and the matters addressed at
Section 10. "Outboard" shall have the same meaning as set forth in the Saltwater Agreement.

         2. Maturity of the Note. The maturity of the Note (as defined in the Note) is hereby extended to April 14, 2008.

         3. Pricing. From and after the date hereof, Brunswick's base price of outboard motors to the Company shall be the discount off published dealer price set forth on Exhibit 1 hereto. The Company acknowledges that in no event shall the effect of this Second Supplement provide the Company with pricing less favorable than that in effect prior to the date hereof. The foregoing pricing shall apply notwithstanding any provision of the Saltwater Agreement to the contrary, including, without limitation, Sections 2.3 and 4.1 thereof. Such pricing shall terminate and be of no further force or effect from and after the date that Tracker Marine, L.P. shall cease to be a majority shareholder of the Company. From and after such date, the pricing applicable without giving effect to this Second Supplement shall control.

         4. Term. The Term of the Saltwater Agreement shall continue until the earlier of (a) April 14, 2008 or (b) the date that the Saltwater Agreement is terminated pursuant to Section 5 thereof. The foregoing term shall apply notwithstanding the termination dates set forth in (i) Section 1 of the Saltwater Agreement or (ii) Section 1 of the November 29, 1994 Supplement and Amendment to Saltwater Joint Marketing Agreement and Additional Agreements (the "First Supplement"). Upon termination (other than termination referred to in clause (b) above made at the election of Brunswick), the Company shall enter into a new saltwater joint marketing agreement with Brunswick, provided that the Company is still a majority-owned subsidiary of Tracker Marine, L.P. and provided further, that Tracker Marine, L.P. is continuing to purchase outboard engines from Brunswick at such time. Such new saltwater joint marketing agreement shall have substantially the same pricing terms as Tracker Marine, L.P, has for the purchase of outboard motors from Brunswick.

         5. Purchasing Outboard Engines. Brunswick Outboards shall be installed on all boats sold by the Company, except as permitted below. Notwithstanding the foregoing and anything to the contrary set forth in the Saltwater Agreement (including, without limitation, Section 3.1 thereof) or the First Supplement
(including, without limitation, Section 2 thereof), the Company is hereby permitted to purchase and sell, on an annual basis, from third-party manufacturers of engines, such engines for installation on up to the Applicable Percentage of its saltwater boats. The "Applicable Percentage" shall be 35% until July 1, 2001, 25% for model years 2002 through and including model year 2006 (if the Saltwater Agreement is still in effect), and 15% for model year 2007 and after (if the Saltwater Agreement is still in effect). The Company will use all commercially reasonable efforts, however, to promote Brunswick's engines to its dealers and to encourage its dealers to purchase Brunswick's engines. Within 30 days after the end of each fiscal quarter, the Company shall deliver to Brunswick a certificate signed by an executive officer setting forth the number of engines manufactured by third party manufacturers purchased and sold by the Company pursuant hereto during such quarter and the percentage that such third-party engines represent of all engines sold by the Company during such quarter.

         Notwithstanding anything to the contrary set forth in the Saltwater Agreement (including, without limitation, Section 2.2 thereof) or the First Supplement (including, without limitation, Section 3 thereof), the Company shall not be obligated to purchase, pay for and install Quicksilver controls, remote controls or cables on any saltwater boat sold with an engine of a third-party manufacturer pursuant to the exception set forth above.

         Section 3.2 of the Saltwater Agreement is hereby deleted and of no further force or effect.

         The second sentence of the second paragraph of Section 2 of the First Supplement is deleted and the following is inserted in its place:

         "If the Company purchases all or substantially all of the assets or capital stock of another boat manufacturing company, or if the Company manufactures and sells boats under a name other than Mako (such as "Sea Craft" and "Silver King"), then outboard engines purchased by the Company from Brunswick to be used in connection with the newly acquired boat manufacturing company's boat lines or such boat lines manufactured and sold under another name shall be counted as Qualifying Engines for purposes of this Agreement, including for purposes of Market Share calculation and Loan reduction."

         Section 5 of the First Supplement is hereby deleted and of no further force or effect.

         6. Assignability. Sections 7.2 and 5(d) of the Saltwater Agreement (as amended by the First Supplement) are hereby deleted and of no further force or effect.

         7. Dealer Appointment. The Company shall have the independent power and authority to appoint "package only" Brunswick dealers (i.e., sale of packages consisting of boats manufactured by the Company and Brunswick motors, parts and service with no right to purchase loose Brunswick motors from Brunswick) on the terms and conditions of the Company's standard dealer agreements except in those states where such appointment may be prohibited by law; provided that Brunswick shall be entitled to stipulate whether any particular dealer is a Mercury or Mariner dealer. The Company's power to appoint "package only" Brunswick dealers shall be irrevocable during the term hereof. Brunswick hereby agrees to enter into its standard parts and service agreement with "package only" Brunswick dealers appointed pursuant to the terms of this Agreement. The Company hereby appoints, and Brunswick hereby consents to the appointment of, all existing Company dealers as "package only" dealers of Brunswick products; provided that Brunswick retains the right to stipulate whether any such dealer is a Mercury dealer or a Mariner dealer. Dealers appointed by the Company ("package only" or "full line") shall be entitled to receive from Brunswick Special Dealer Program benefits for the purchase and sale of the Outboards as though sold by Brunswick as a part of a Brunswick branded boat/motor package. Brunswick's Mercury Marine Division will make its dealer support services available to all "full-line, or "package only" dealers appointed by the Company who qualify under the Mercury/Mariner criteria for participation in the Mercury Marine Dealer Support Services Program. Dealers appointed by the Company shall be entitled to the same co-operative advertising allowances for advertising as other Brunswick dealers under similar circumstances. The power and authority granted to the Company under this Section 7 shall be non- assignable and shall terminate immediately upon Tracker Marine, L.P. no longer being a majority shareholder of the Company.

         8. Forecasts. On the fifth day of each month commencing July, 1997, the Company shall submit (i) a three-month forecast (each a "Short-Term Forecast") setting forth the Company's projected requirements for Outboards for the three months commencing with the month immediately following the month in which such forecast is submitted and (ii) an eight-month forecast (each a "Long-Term Forecast") for the eight months commencing with the fourth month following the month in which such forecast is submitted. The first month of each Short-Term Forecast shall be treated for all purposes hereof as a firm order and may vary by not more than 10% from the amount of Outboards forecasted to be purchased by the Company in such month in the immediately preceding Short-Term Forecast. The forecast for the second month of each Short-Term Forecast is a forecast only and may vary by not more than 15% from the amount of Outboards forecasted to be purchased by the Company during such month in the immediately preceding Short-Term Forecast. The forecast for the third month of any Short-Term Forecast is a forecast only and the obligation of Brunswick to supply Outboards to meet any firm order shall not exceed 160% of the number of Outboards first forecasted to be purchased for such month (as modified by the two immediately preceding sentences) in the Long-Term Closing Date Forecast or the initial Long-Term Forecast with respect to the month in question.

         Brunswick shall not be obligated to supply any Outboards ordered pursuant to any "firm order" under this Section 8 if the amount of Outboards ordered exceeds the amount of Outboards permitted to be included in the Short-Term Forecast containing such firm order (the excess of the amount ordered over the amount permitted to be included in a Short-Term Forecast being referred to as the "Excess order"). However, Brunswick agrees to use its reasonable efforts to supply the Excess Order Outboards to the Company. In times of short supply of Outboards, Brunswick shall not discriminate against the Company in attempting to fill orders for Outboards. However, Brunswick shall not be obligated to take any action that would unfairly affect the supply of Outboards to its distributor or dealer organization. Brunswick agrees to promptly notify the Company, in writing, of any anticipated failure, refusal or inability to sell the Outboards to the Company immediately upon receipt of information which reasonably leads Brunswick to conclude that such failure, refusal or inability is imminent. Following the occurrence of any material change in the status of any interruption of performance, Brunswick shall promptly, but in no event later than 3 business days following such occurrence, notify the Company in writing of such material change. In addition, Brunswick shall periodically inform the Company on a timely basis of the current status of the interruption and as to the anticipated duration of the interruption.

         9. Freight; Payment Terms. Notwithstanding anything in the Saltwater Agreement to the contrary, outboards will be shipped F.O.B. Company plants in full truck loads. Any shipment made to more than one Company plant shall be deemed to have been a full truck load shipment so long as (i) the aggregate shipment amounts to a full truck load and (ii) all plants taking delivery are in the State of [Florida]. The Company shall pay for Outboards within 60 days after the date each such Outboard is shipped. The Company shall pay for all products (other than Outboards) purchased from Brunswick in accordance with Brunswick's standard payment terms.

         10. No minimums.  Brunswick waives the minimum purchase requirements in
(a) the last paragraph of Section 4 of the First Supplement and (b) the fourth paragraph of the Note.

         11. Basic Agreement. Sections 1.6 and 1.7 of that certain Basic Agreement dated November 21, 1994 between Brunswick and the Company are hereby deleted and of no further force or effect.

         12. Renewals. Section 7 of the First Supplement is hereby deleted and of no further force or effect.

         13. Notices. Copies of all notices sent to the Company shall also be sent to:

         Tracker Marine, L.P.
         1915-C South Campbell
         Springfield, MO 65807
         Attention: Ken Burroughs
         Telecopy Number: (417) 887-1807

         and

         Greene & Curtis, L,L.P,
         1340 East Woodhurst
         Springfield, MO 65804
         Attention: Joe C. Greene
         Telecopy Number: (417) 883-4317

         14. Effective Date. The agreements and amendments set forth in this Second Supplement are effective as of the date of this Second Supplement.

         15. Continuing Effect. To the extent that the terms of this Supplement are inconsistent with the terms of the Saltwater Agreement and the First Supplement, the terms of this Supplement shall control; provided that the Saltwater Agreement shall otherwise continue in full force and effect. The Saltwater Agreement, as amended hereby, and the other Agreements executed in connection therewith, continue in full force and effect. The Company reaffirms its obligations under the Note.

BRUNSWICK CORPORATION                     MAKO MARINE INTERNATIONAL, INC.


By: /s/ J. Roger Patterson                By: /s/ Kenneth Burroughs
Name: J. Roger Patterson                  Name: Kenneth Burroughs
Title: Senior Vice President;             Title: President
       General Manager of the OBU
       Mercury Marine

                                    Exhibit 1



         The Company will receive a discount on engines purchased hereunder equal to the greater of (1) a 19% discount off the published dealer net price on outboard motors shipped to the Company and an 18% discount off the published dealer net price on outboard motors shipped to dealers, and (2) the best available percentage discount off of Base Dealer Price (as defined from time to time in applicable purchase documentation) as is in effect from time to time for purchases of outboard motors from Brunswick by Tracker Marine, L.P. (whether directly or through affiliates), provided that this clause (2) shall apply only with respect to the period that Tracker Marine, L.P. remains the majority shareholder of the Company.